SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 1)

Under the Securities Exchange Act of 1934

Riviera Holdings Corporation
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

769627100
(CUSIP Number)

December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 769627100
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw Laminar Portfolios, L.L.C. 01-0577802

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 1,194,500

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 1,194,500

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,194,500

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.6%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 769627100
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw & Co., L.L.C. 13-3799946

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 1,194,500

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 1,194,500

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,194,500

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.6%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 769627100
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw & Co., L.P. 13-3695715

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 1,219,400

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 1,219,400

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,219,400

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.8%

12.	Type of Reporting Person (See Instructions) IA, PN

CUSIP No. 769627100

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) David E. Shaw

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 1,219,400

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 1,219,400

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,219,400

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.8%

12.	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer:
Riviera Holdings Corporation

(b)	Address of Issuer's Principal Executive Offices:
2901 Las Vegas Boulevard South Las Vegas, Nevada 89109

Item 2.

(a)	Name of Person Filing:
D. E. Shaw Laminar Portfolios, L.L.C. D. E. Shaw & Co., L.L.C. D. E. Shaw & Co., L.P. David E. Shaw

(b)	Address of Principal Business Office or, if none, Residence:
The business address for each reporting person is: 120 W. 45th Street, Tower 45, 39th Floor New York, NY 10036

(c)	Citizenship:

D. E. Shaw Laminar Portfolios, L.L.C. is a limited liability company organized under the laws of the state of Delaware.
D. E. Shaw & Co., L.L.C. is a limited liability company organized under the laws of the state of Delaware.
D. E. Shaw & Co., L.P. is a limited partnership organized under the laws of the state of Delaware.
David E. Shaw is a citizen of the United States of America.

(d)	Title of Class of Securities:
Common Stock, $0.001 par value

(e)	CUSIP Number:
769627100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

As of December 31, 2006:

(a) Amount beneficially owned:

D. E. Shaw Laminar Portfolios, L.L.C.:	1,194,500 shares

D. E. Shaw & Co., L.L.C.:	1,194,500 shares This is composed of 1,194,500 shares in the name of D. E. Shaw Laminar Portfolios, L.L.C.

D. E. Shaw & Co., L.P.:	1,219,400 shares This is composed of (i) 1,194,500 shares in the name of D. E. Shaw Laminar Portfolios, L.L.C. and (ii) 24,900 shares in the name of D. E. Shaw Valence Portfolios, L.L.C.

David E. Shaw:	1,219,400 shares This is composed of (i) 1,194,500 shares in the name of D. E. Shaw Laminar Portfolios, L.L.C. and (ii) 24,900 shares in the name of D. E. Shaw Valence Portfolios, L.L.C.

(b) Percent of class:
D. E. Shaw Laminar Portfolios, L.L.C.:	9.6%
D. E. Shaw & Co., L.L.C.:	9.6%
D. E. Shaw & Co., L.P.:	9.8%
David E. Shaw:	9.8%

(c) Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote:
D. E. Shaw Laminar Portfolios, L.L.C.:	-0- shares
D. E. Shaw & Co., L.L.C.:	-0- shares
D. E. Shaw & Co., L.P.:	-0- shares
David E. Shaw:	-0- shares

(ii)	Shared power to vote or to direct the vote:
D. E. Shaw Laminar Portfolios, L.L.C.:	1,194,500 shares
D. E. Shaw & Co., L.L.C.:	1,194,500 shares
D. E. Shaw & Co., L.P.:	1,219,400 shares
David E. Shaw:	1,219,400 shares

(iii)	Sole power to dispose or to direct the disposition of:
D. E. Shaw Laminar Portfolios, L.L.C.:	-0- shares
D. E. Shaw & Co., L.L.C.:	-0- shares
D. E. Shaw & Co., L.P.:	-0- shares
David E. Shaw:	-0- shares

(iv)	Shared power to dispose or to direct the disposition of:
D. E. Shaw Laminar Portfolios, L.L.C.:	1,194,500 shares
D. E. Shaw & Co., L.L.C.:	1,194,500 shares
D. E. Shaw & Co., L.P.:	1,219,400 shares
David E. Shaw:	1,219,400 shares

David E. Shaw does not own any shares directly. By virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the managing member and investment adviser of D. E. Shaw Valence Portfolios, L.L.C. and the investment adviser of D. E. Shaw Laminar Portfolios, L.L.C., and by virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co. II, Inc., which is the managing member of D. E. Shaw & Co., L.L.C., which in turn is the managing member of D. E. Shaw Laminar Portfolios, L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 1,219,400 shares as described above constituting 9.8% of the outstanding shares and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares. David E. Shaw disclaims beneficial ownership of such 1,219,400 shares.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below, each of D. E. Shaw Laminar Portfolios, L.L.C., D. E. Shaw & Co., L.L.C., D. E. Shaw & Co., L.P., and David E. Shaw certify that, to the best of such reporting person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. Powers of Attorney, dated February 24, 2004, granted by David E. Shaw in favor of Julius Gaudio, are attached hereto.

Dated: February 14, 2007

D. E. Shaw Laminar Portfolios, L.L.C.
By:	D. E. Shaw & Co., L.L.C., as managing member

By:	/s/ Julius Gaudio
Julius Gaudio
Managing Director

D. E. Shaw & Co., L.P.

By:	/s/ Julius Gaudio
Julius Gaudio Managing Director

D. E. Shaw & Co., L.L.C.

By:	/s/ Julius Gaudio
Julius Gaudio Managing Director

David E. Shaw

By:	/s/ Julius Gaudio
Julius Gaudio Attorney-in-Fact for David E. Shaw